
April 10, 2014

Via E-mail
Timothy J. Naughton
Director, Chairman, Chief Executive Officer and President
AvalonBay Communities, Inc.
Ballston Tower
671 N. Glebe Rd, Suite 800
Arlington, Virginia 22203

> **Re: AvalonBay Communities, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-12672**

Dear Mr. Naughton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Communities, page 23

1.   We note your disclosure on page 24 that, for the years ended December 31, 2013, 2012 and 2011, there were 7, 17 and 7 communities removed respectively from the Established Communities portfolio. In future Exchange Act periodic reports, please revise to briefly disclose why such communities were removed from the Established Communities portfolio.

Development Communities, page 36

2.   In future Exchange Act periodic reports, please revise to provide the costs incurred to date for material developments. For completed developments, please revise to disclose development costs per square foot and clarify whether leasing costs are included.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel